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                       1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   X                Form 40-F
               -------                      -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                        No   X
        -------                   -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______________.)


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    TSMC ANNOUNCEMENT OF FILING OF ROC SFB AND US SEC REGISTRATION STATEMENT
       ENABLES PHILIPS AND TAIWAN DEVELOPMENT FUND TO OFFER ADSs OF TSMC

HSINCHU, TAIWAN / AMSTERDAM, THE NETHERLANDS, JULY 5, 2005 - TSMC today (TAIEX:
2330, NYSE: TSM) filed registration statements with the R.O.C. Securities and Futures Bureau ("SFB") and the U.S. Securities and Exchange Commission ("SEC") in connection with the possible offering of up to 210 million TSMC American Depositary Shares ("ADSs") with a maximum total deal size of US$ 1.5 billion on behalf of Royal Philips Electronics ("Philips"), Taiwan Development Fund and other shareholders. This contemplated offering was approved by TSMC Board of Directors on May 10th 2005. Each ADS represents five common shares of TSMC.

The contemplated offering is subject to all necessary regulatory approvals in Taiwan and the United States, and is expected to be completed within 2005.

Currently, Philips holds approximately 4,600 million TSMC common shares representing approximately 18.7 percent of TSMC common shares. Taiwan Development Fund holds approximately 1,800 million TSMC common shares representing approximately 7.3 percent of TSMC common shares.

Both Philips and Taiwan Development Fund have agreed not to sell any more TSMC shares at least until the end of 2006 either in the Taiwan or international markets.

                                  #     #     #

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY TSMC'S SECURITIES IN THE UNITED STATES OR ELSEWHERE. TSMC'S SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TSMC OR THE SELLING SHAREHOLDERS AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT TSMC AND MANAGEMENT AS WELL AS FINANCIAL STATEMENTS. TSMC INTENDS TO FILE A REGISTRATION STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN RELATION OF THE OFFERING BY ITS SELLING SHAREHOLDERS.

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For further information, please contact:

Mr. J.H. Tzeng                                 Mr. Andre Manning
PR Department Manager, TSMC                    Philips Corporate Communications
Tel: +886-3-666-5028                           Tel: +31-20-597-7199
Mobile: +886-928-882607                        Fax: +31-20-597-7210
Fax: +886-3-567-0121                           E-Mail: andre.manning@philips.com
E-Mail: jhtzeng@tsmc.com


About TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates two advanced 300mm wafer fabs, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech and TSMC (Shanghai), and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see http://www.tsmc.com.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR
30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Taiwan Semiconductor Manufacturing Company Ltd.



Date: July 5, 2005                By  /s/ Lora Ho
                                    ----------------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer